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                                                                     EXHIBIT 8.1



-----------------------
February 22, 2002


American Realty Investors, Inc.
10670 N. Central Expressway, Suite 300
Dallas, Texas  75231


Gentlemen:

We have acted as counsel to American Realty Investors, Inc., a Nevada corporation ("ARL") in connection with (i) the proposed merger of Income Opportunity Acquisition Corporation, a Nevada corporation ("IOAC") into Income Opportunity Realty Investors, Inc., a Nevada corporation ("IOT") pursuant to a certain Agreement and Plan of Merger among ARL, IOAC and IOT (the "IOT Merger Agreement"); and (ii) the proposed merger of TCI Acquisition Corporation, a Nevada corporation ("TCIA") into Transcontinental Realty Investors, Inc., a Nevada corporation ("TCI") pursuant to the terms of a certain Agreement and Plan of Merger among ARL, TCIA and TCI (the "TCI Merger Agreement"). The merger contemplated in the IOT Merger Agreement is referred to herein as the "IOT Merger" and the merger contemplated in the TCI Merger Agreement is referred to herein as the "TCI Merger." The IOT Merger Agreement and TCI Merger Agreement are sometimes referred to herein collectively as the "Merger Agreements."

In rendering the opinions expressed herein, we have examined such documents as we have deemed relevant or necessary, including without limitation, the Merger Agreements. In our examination, we have assumed the Merger Agreements will be duly executed and delivered in the form that we reviewed.

As to factual matters, in rendering such opinions, we have relied solely on and have assumed the present and continuing truth and accuracy of the factual representations and warranties contained in the Merger Agreements and related documents and agreements, and we have assumed that (i) TCI is not a real estate investment trust as defined in Section 856(a) of the Internal Revenue Code of 1986 (the"Code"); (ii) that IOT will not make any distributions to its shareholders in the taxable year in which the IOT Merger occurs; and (iii) IOT had no undistributed capital gain at the end of its taxable year preceding the taxable year in which the IOT Merger occurs. The initial and continuing truth and accuracy of all such factual matters constitutes an integral basis for, and a material condition to, such opinions.

Based upon and subject to the foregoing, we are of the opinion that the TCI Merger will have the following federal income tax consequences to the TCI and ARL shareholders:

1. Each TCI shareholder receiving cash in the TCI Merger will recognize taxable gain or loss to the extent that the cash received by it exceeds its adjusted basis in its TCI common stock.

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2. Each TCI shareholder electing to receive shares of ARL Series G Preferred
Stock in the TCI Merger will recognize taxable gain or loss to the extent that the fair market value of the Series G Preferred Stock received by it exceeds its adjusted basis in its TCI common stock.

3. The basis of ARL Series G Preferred Stock received in the TCI Merger will be the fair market value of the Series G Preferred Stock at the date of distribution, and the holding period for shares of Series G Preferred Stock received by electing TCI shareholders will not include the holding period of their TCI common stock.

4. ARL shareholders will not recognize gain or loss as a result of the TCI
Merger.

Based upon and subject to the assumptions and qualifications contained herein, we are of the opinion that the IOT Merger will have the following federal income tax consequences for the IOT and ARL shareholders:

1. Each IOT shareholder receiving cash in the IOT Merger will recognize taxable gain or loss to the extent that the cash received by it exceeds its adjusted basis in its IOT common stock.

2. Each IOT shareholder electing to receive shares of ARL Series H Preferred Stock in the IOT Merger will recognize taxable gain or loss to the extent that the fair market value of the Series H Preferred Stock received by it exceeds its adjusted basis in its IOT common stock.

3. The basis of ARL Series H Preferred Stock received in the IOT Merger will be the fair market value of the Series H Preferred Stock at the date of distribution, and the holding period for shares of Series H Preferred Stock received by electing IOT shareholders will not include the holding period of their IOT shares.

4. ARL Shareholders will not recognize gain or loss as a result of the IOT
Merger.

This opinion is based on the Code, the Income Tax Regulations promulgated thereunder, judicial decisions and administrative pronouncements of the Internal Revenue Service, all as in effect on the date of this opinion and all of which are subject to change at any time, possibly retroactively. We undertake no obligation to you or any other person to give notice of any such change. This opinion is limited strictly to the matters expressly stated herein and no other opinion may be implied or inferred beyond such matters. This opinion represents only our best legal judgment and is not binding on the Internal Revenue Service or the courts.

This opinion is provided to you solely for use in connection with a registration statement on Form S-4 to be filed by you with the Securities and Exchange Commission. We hereby consent to the filing of this opinion as an exhibit to such registration statement. This opinion shall not otherwise be quoted or referred to in whole or in part in any report or document nor furnished to any other person or entity other than your counsel or your employees, except with our prior written consent or in response to a valid subpoena or other lawful process.

                                       Very truly yours,

                                       /s/ JACKSON WALKER, L.L.P.



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